Alexander Investment Services, Co.

Financial Statements

Year Ended June 30, 2024

Alexander Investment Services, Co.
Table of Contents
Year Ended June 30, 2024

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

Board of Directors
Alexander Investment Services, Co.
Louisville, Kentucky

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alexander Investment Services, Co. (the "Company") as of June 30, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2024, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alexander Investment Services, Co.'s management. Our responsibility is to express an opinion on Alexander Investment Services, Co.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Alexander Investment Services, Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Alexander Investment Services, Co.'s financial statements. The supplemental information is the responsibility of Alexander Investment Services, Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Alexander Investment Services, Co.'s auditor since 2009 (such date takes into account the acquisition of MCM CPA's & Advisors LLP by Cherry Bekaert LLP effective October 31, 2023).

Cherry Bekaert LLP

Louisville, Kentucky
August 29, 2024

Alexander Investment Services Co.
Statement of Financial Condition
June 30, 2024

Assets

Cash and cash equivalents	$202,717
Accrued commissions	8,236
Other assets	4,460
Property and office equipment, net	11,099
Total assets	$226,512

Liabilities and stockholders' equity

Accounts payable	$7,386
Accrued expenses and other payables	52,334
Accrued income tax	27,287
Deferred tax liability, net	15,465
Total liabilities	102,472

Stockholders' equity
  Capital stock, common, no par value;
    Authorized 100,000 shares, 50,000

issued and outstanding shares	1,000
Additional paid-in capital	108,882
Retained earnings (accumulated deficit)	14,158
Total stockholder's Equity	124,040
Total liabilities and stockholders' equity	$226,512

See Accompanying notes

Alexander Investment Services Co.
Statement of Operations
Year ended June 30, 2024

Revenues	
Commissions	$4,837,154
Retirement plan fees	17,381
Interest and dividends	7,810
Other	17
Total revenues	4,862,362
Expenses	
Officers' compensation	2,071,128
Salaries, wages and commissions	2,165,522
Payroll taxes	49,772
Insurance	98,598
Employee retirement plan	65,000
Depreciation	2,923
Rent	53,520
Office Supplies	64,919
Telephone	10,987
Consulting	112,045
Regulatory fees	37,178
Other expenses	46,183
Total expenses	4,777,775
Net income before income taxes	84,587
Income taxes	
Current expense	27,287
Deferred expense	7,072
	34,359
Net income	$50,228

See accompanying notes

Alexander Investment Services Co.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2024

	Common Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
	Shares	Amount			
Balances at June 30, 2023	50,000	$ 1,000	$ 108,882	$ (36,070)	$ 73,812
Net income				50,228	50,228
Balances at June 30, 2024	50,000	$ 1,000	$ 108,882	$ 14,158	$ 124,040

See accompanying notes

Alexander Investment Services Co.
Statement of Cash Flows
Year Ended June 30, 2024

Operating activities	
Net income	$50,228
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation	2,923
Deferred income tax	7,072
(Increase) decrease in assets	
Accrued commissions	(6,731)
Other assets	432
Increase (decrease) in liabilities	
Accounts payable	2,989
Accrued expenses and other payables	22,987
Accrued income tax	22,929
Net cash provided by operating activities	102,829
Investing activities	
Additions to property and office equipment	(8,189)
Cash used in investing activities	(8,189)
Increase in cash and cash equivalents	94,640
Cash and cash equivalents, beginning of year	108,077
Cash and cash equivalents, end of year	$202,717
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$4,377

See accompanying notes

Note A- Nature of Organization

Alexander Investment Services, Co. (the "Company") is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The company is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA").

Note B- Significant Accounting Policies

The following is a summary of the significant accounting policies of the Company:

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative accounting technical literature.

2. Cash and Cash Equivalents: For purpose of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

4. Accounts Receivable: Management has determined that no provision for uncollectible accounts receivable are necessary as of June 30, 2024.

5. Revenue Recognition: The Company generates two types of commission revenues: sales-based commissions and trailing commissions. Sales-based commission revenues occur when customers trade securities or purchase various types of investment products. Sales-based commissions are recorded on the trade date (the date that the Company fills the trade order for the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail-eligible assets. The Company earns trailing commissions revenue primarily on mutual funds and variable annuities held by customers. The Company believes that trailing commission's revenue is recognized when the Company is contractually eligible to receive such, which is generally when the performance obligation is satisfied and all factors relating to pricing are known.

6. Investment Advisory Fee: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are generally recognized as revenue at that time as they relate specifically to the services provided in that period.

7. Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

8. <u>Income Taxes:</u> The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

   The Company's policy for interest and penalties on the material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

   Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state or local income tax examinations for taxable years prior to June 30, 2021.

9. <u>Use of Estimates:</u> The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

10. <u>Subsequent Events:</u> Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note C- Property and Office Equipment

Property and office equipment at June 30, 2024 is summarized as follows:

	2024
Furniture	$42,687
Office Equipment	188,719
	231,406
Less Accumulated Depreciation	220,307
	$11,099

Alexander Investment Services, Co.
Notes to Financial Statements
Year Ended June 30, 2024

Note D- Retirement Plan

The Company offers a profit-sharing plan for all eligible employees. The Company's expense of funding this plan was approximately $65,000 for the year ended June 30, 2024.

The profit-sharing plan is a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation.

Note E- Income Taxes

Income taxes attributable to net income before income taxes for the year ended June 30, 2024 consist of:

	2024
Current Expense	
Federal	$23,761
State and other	3,526
	27,287
Deferred Expense	
Federal	7,072
State and Local	0
	7,072
Total Income Tax Expense	$34,359

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2024.

The Tax Cuts and Jobs Act were signed into law on December 22, 2017 and had no material impact on the Company's financial statements. Income tax expense attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 21% to earnings for the year ended June 30, 2024 before income taxes as a result of the following:

	2024
Tax Expense at expected statutory federal rate	$27,498
Nondeductible expenses	3,335
State Taxes and other	3,526
	$34,359

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consist of the following as of June 30, 2024.

	2024
Deferred Tax Liabilities	
Adjustment to Cash basis on income tax return	($13,144)
Depreciation	(2,321)
Net Deferred Tax Liability	($15,465)

Note F- Lease Commitments

The Company determines if an arrangement is a lease at inception. The Company has two operating leases which are both considered short-term leases under the practical expedient of ASU 2016-02. As such, lease expense is recognized over the lease term.

The Company has entered into a lease agreement effective July 1, 2023 with Roy's Boys, LLC, a related party sharing some common ownership. The lease was for one year and ended on June 30, 2024, with monthly rent of $3,750. The Company has renewed the lease for one year ending June 30, 2025 with monthly rent of $4,500. The Company also leases office space in Harlan, Kentucky under a month to month lease. Rent expense was $53,520 for the year ended June 30, 2024.

Future minimum lease payments under the operating lease at June 30 are as follows:

2025	$54,000

Note G- Risks and Concentrations

Approximately 89% of the Company's total commissions is generated from two securities providers. Should the Company or the securities providers seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance, at times, may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

Note H- Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2024, the Company had net capital of $108,481. The Company's ratio of aggregate indebtedness to net capital for this same time period was .9446 respectively.

In addition, there were no liabilities subordinated to general creditors during the year ended June 30, 2024.

Note I- FOCUS Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS Report) as of June 30, 2024.

Note J- Subsequent Events/Uncertainties

The Company has been named as a party in a legal proceeding among the shareholders of the Company. The litigation focuses primarily on corporate governance issues. The litigation includes the potential redemption (and possible re-issuance) of a minority portion of outstanding shares of the Company's stock; however, the timing and the redemption/re-issuance price of the shares are yet to be settled as of August 29, 2024 which is the date the financial statements were available to be issued.

Supplementary Information

Alexander Investment Services Co.
Schedule 1- Computation of Net Capital Under SEC Rule 15c3-1
As of June 30, 2024

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Security and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2024 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

Aggregate indebtedness	$102,472
Net capital	
Stockholders' equity	$124,040
Nonallowable assets	
Property and office equipment, net	(11,099)
Other assets	(4,460)
Net Capital	$108,481
Ratio of aggregate indebtedness to net capital	.9446

In addition, there are no liabilities subordinated to general creditors as of June 30, 2024.

There are no differences between net capital as reported above for the year ended June 30,2024, and those amounts included on the Company's computation included in Part IIA of form X-17A-5, as of June 30, 2024.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(I) and ,as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.

See report of independent registered public accounting firm